UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 26th April 2010	By	/S/ SANJAY DONGRE
	Name:	Sanjay Dongre
	Title:	Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 26th April 2010 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about the announcement of audited annual financial results of the Bank for the Financial Year ended 31st March 2010 and the press release in that regard.

26th April 2010

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir / Madam,

Re : Audited Annual Financial Results for the Financial Year ended 31st March 2010

We attach herewith two files containing the audited annual financial results of the Bank for the Financial Year ended 31st March 2010 as approved by the Board of Directors at its meeting held on 24th April 2010 and a press release issued by the Bank in this regard.

The aforesaid audited annual financial results have been submitted to the stock exchanges in India as per the listing requirements of those stock exchanges.

We are also pleased to inform that the Board of Directors have recommended a dividend of (INR) Rs. 12/- per equity share out of the net profits for the year ended 31st March, 2010.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2010

					(Rs. in lacs)
	Particulars	Quarter ended 31.03.2010	Quarter ended 31.03.2009	Year ended 31.03.2010	Year ended 31.03.2009
		Unaudited	Unaudited	Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	405311	425083	1617291	1633227
	a) Interest/discount on advances/bills	303139	309717	1209828	1213675
	b) Income on Investments	100811	112639	398129	400796
	c) Interest on balances with Reserve Bank of India and other inter bank funds	1231	2649	8096	18426
	d) Others	130	78	1238	330
2	Other Income	90355	111469	380761	329061
3	A) TOTAL INCOME (1) + (2)	495666	536552	1998052	1962288
4	Interest Expended	170175	239883	778630	891110
5	Operating Expenses (i) + (ii)	156054	139617	576450	553282
	i) Employees cost	59716	50385	228918	223820
	ii) Other operating expenses	96338	89232	347532	329462
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	326229	379500	1355080	1444392
7	Operating Profit before Provisions and Contingencies (3) - (6)	169437	157052	642972	517896
8	Provisions (Other than tax) and Contingencies	43991	65741	214059	187970
9	Exceptional Items	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	125446	91311	428913	329926
11	Tax Expense	41784	28223	134044	105431
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	83662	63088	294869	224495
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit / (Loss) (12-13)	83662	63088	294869	224495
15	Paid up equity share capital (Face Value of Rs.10/- each)	45774	42538	45774	42538
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)			2106185	1422095
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.4%	15.7%	17.4%	15.7%
	(iii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense) -not annualized	18.3	14.8	67.6	52.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense) -not annualized	18.1	14.8	66.9	52.6
	(iv) NPA Ratios
	(a) Gross NPAs	181676	198807	181676	198807
	(b) Net NPAs	39205	62762	39205	62762
	(c) % of Gross NPAs to Gross Advances	1.43%	1.98%	1.43%	1.98%
	(d) % of Net NPAs to Net Advances	0.3%	0.6%	0.3%	0.6%
	(v) Return on assets (average) - not annualized	0.4%	0.3%	1.5%	1.3%
18	Public Shareholding
	- No. of shares	349100052	342941109	349100052	342941109
	- Percentage of Shareholding	76.3%	80.6%	76.3%	80.6%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—

	(b) Non - encumbered
	- No. of shares	108643220	82443000	108643220	82443000
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.7%	19.4%	23.7%	19.4%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

					(Rs. in lacs)
	Particulars	Quarter ended 31.03.2010	Quarter ended 31.03.2009	Year ended 31.03.2010	Year ended 31.03.2009
		Unaudited	Unaudited	Audited	Audited
1	Segment Revenue
a)	Treasury	103932	147063	462282	491701
b)	Retail Banking	401175	382860	1556173	1488083
c)	Wholesale Banking	197368	237247	816204	1060584
d)	Other banking operations	61864	67835	231993	214604
e)	Unallocated	—	—	—	351
	Total	764339	835005	3066652	3255323
	Less: Inter Segmental Revenue	268673	298453	1068600	1293035

	Income from Operations	495666	536552	1998052	1962288

2	Segment Results
a)	Treasury	2572	42317	67348	48818
b)	Retail Banking	62627	15551	159680	126893
c)	Wholesale Banking	49952	20547	197862	124226
d)	Other banking operations	24021	25109	60191	63551
e)	Unallocated	(13726)	(12213)	(56168)	(33562)

	Total Profit Before Tax	125446	91311	428913	329926

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6261665	6369467	6261665	6369467
b)	Retail Banking	(4327632)	(3432730)	(4327632)	(3432730)
c)	Wholesale Banking	67399	(1227185)	67399	(1227185)
d)	Other banking operations	384581	392407	384581	392407
e)	Unallocated	(2386013)	(2101959)	(2386013)	(2101959)

	Total	—	—	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes:

1	The above results have been approved by the Board at its meeting held on April 24, 2010. There are no qualifications in the auditor’s report for the year end. The information presented above is extracted from the audited financial statements as stated.

2	The Board of Directors at their meeting proposed a dividend of Rs.12 per share, subject to the approval of the members at the ensuing Annual General Meeting.

3	During the quarter ended March 31, 2010, the Bank granted 18,53,500 stock options under its scheme titled “ESOS XV” to its employees. The grant price of these options is Rs.1,704.80, being the closing market price as on the working day immediately preceding the date of grant of options.

4	During the quarter and year ended March 31, 2010, the Bank allotted 25,06,708 and 61,58,943 shares respectively pursuant to the exercise of stock options by certain employees.

5	During the year ended March 31, 2010, the Bank allotted 2,62,00,220 shares to Housing Development Finance Corporation Limited (HDFC Ltd.), on their exercising the warrants issued to them in June 2008. As a result, equity share capital increased by Rs.2620 lacs and share premium by Rs.398277 lacs.

6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

7	As on March 31, 2010, the total number of branches (including extension counters) and the ATM network stood at 1,725 branches and 4,232 ATMs respectively.

8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2010: Opening : nil ; Additions : 406 ; Disposals : 406 ; Closing position : nil.

9	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

10	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : April 24, 2010	Managing Director

		(Rs. in lacs)
Summarised Balance Sheet	As at 31.03.2010	As at 31.03.2009
CAPITAL AND LIABILITIES
Capital	45774	42538
Equity Share Warrants	—	40092
Reserves and Surplus	2106185	1422095
Employees’ Stock Options (Grants) Outstanding	291	549
Deposits	16740444	14281158
Borrowings*	1291569	916364
Other Liabilities and Provisions	2061597	1624280

Total	22245860	18327076

ASSETS
Cash and balances with Reserve Bank of India	1548329	1352721
Balances with Banks and Money at Call and Short notice	1445912	397940
Investments	5860763	5881754
Advances	12583060	9888305
Fixed Assets	212281	170673
Other Assets	595515	635683

Total	22245860	18327076

*	Includes subordinated debt and unsecured non-convertible subordinated perpetual bonds of Rs.635310 lacs as on March 31, 2010 (previous year: Rs.647780 lacs).

HDFC BANK LIMITED GROUP

CONSOLIDATED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2010

			(Rs. in lacs)
	Particulars	Year ended 31.03.2010	Year ended 31.03.2009
		Audited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	1623292	1631402
	a) Interest/discount on advances/bills	1209275	1211249
	b) Income on Investments	397811	400887
	c) Interest on balances with Reserve Bank of India and other inter bank funds	8708	18818
	d) Others	7498	448
2	Other Income	403407	343652
3	A) TOTAL INCOME (1) + (2)	2026699	1975054
4	Interest Expended	779760	890337
5	Operating Expenses (i) + (ii)	590551	564927
	i) Employees cost	238931	230138
	ii) Other operating expenses	351620	334789
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	1370311	1455264
7	Operating Profit before Provisions and Contingencies (3) - (6)	656388	519790
8	Provisions (Other than tax) and Contingencies	214487	187985
9	Exceptional Items	—	—
10	Profit / (Loss) from ordinary activities before tax (7-8-9)	441901	331805
11	Tax Expense	138609	106592
12	Net Profit / (Loss) from Ordinary Activities after tax (10-11)	303292	225213
13	Extraordinary items (net of tax expense)	—	—
14	Net Profit / (Loss) (12-13)	303292	225213
15	Minority Interest	3254	635
16	Share in profits of associates	327	321
17	Consolidated profit for the year attributable to the Group	300365	224899
18	Paid up equity share capital (Face Value of Rs.10/- each)	45774	42538
19	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	2115815	1426274
20	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil
	(ii) Earnings per share (Rs.)
	(a) Basic EPS before & after extraordinary items (net of tax expense)	68.8	52.9
	(b) Diluted EPS before & after extraordinary items (net of tax expense)	68.1	52.7

Consolidated Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Group is as under:

			(Rs. in lacs)
	Particulars	Year ended 31.03.2010	Year ended 31.03.2009
		Audited	Audited
1	Segment Revenue
a)	Treasury	462282	491701
b)	Retail Banking	1556173	1488083
c)	Wholesale Banking	816204	1060584
d)	Other banking operations	261029	227380
e)	Unallocated	(389)	341
	Total	3095299	3268089
	Less: Inter Segmental Revenue	1068600	1293035

	Income from Operations	2026699	1975054

2	Segment Results
a)	Treasury	67348	48818
b)	Retail Banking	159680	126892
c)	Wholesale Banking	197862	124226
d)	Other banking operations	73568	65441
e)	Unallocated	(56557)	(33572)

	Total Profit Before Tax, Minority Interest & Earnings from Associates	441901	331805

3	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	6261665	6369467
b)	Retail Banking	(4327632)	(3432730)
c)	Wholesale Banking	67399	(1227185)
d)	Other banking operations	384581	392407
e)	Unallocated	(2386013)	(2101959)

	Total	—	—

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Group does not have material earnings emanating outside India, the Group is considered to operate in only the domestic segment.

Notes:

1	The above results have been consolidated for HDFC Bank Ltd., and its subsidiaries HDFC Securities Ltd. and HDB Financial Services Ltd. These results have been approved by the Board at its meeting held on April 24, 2010. There are no qualifications in the auditor’s report for the year end. The information presented above is extracted from the audited consolidated financial statements as stated.

2	The above results are prepared in accordance with the principles and procedures for preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements (AS 21) and in the Accounting Standard on Accounting for Investments in Associates in Consolidated Financial Statements (AS 23) as prescribed by the Institute of Chartered Accountants of India.

3	Figures of the previous period have been regrouped/reclassified wherever necessary to conform to current period’s classification.

4	Rs. 10 lac = Rs. 1 million

Rs. 10 million = Rs. 1 crore

Place: Mumbai	Aditya Puri
Date: April 24, 2010	Managing Director

NEWS RELEASE

HDFC BANK LIMITED

FINANCIAL RESULTS (INDIAN GAAP)

FOR THE QUARTER AND YEAR ENDED MARCH 31, 2010

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2010, at their meeting held in Mumbai on Saturday, April 24, 2010.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended March 31, 2010

For the quarter ended March 31, 2010, the Bank earned total income of Rs. 4,956.7 crores. Net revenues (net interest income plus other income) were Rs. 3,254.9 crores for the quarter ended March 31, 2010 as against Rs. 2,966.7 crores for the corresponding quarter ended March 31, 2009. Net interest income (interest earned less interest expended) for the quarter ended March 31, 2010 was Rs. 2,351.4 crores, up by 27% over the quarter ended March 31, 2009. This was driven by loan growth and a core net interest margin for the quarter of 4.4%.

For the quarter ended March 31, 2010, other income (non-interest revenue) was Rs. 903.6 crores. The main contributor to other income for the quarter was fees & commissions of Rs. 765.3 crores, up by 5.7% over Rs. 723.7 crores in the preceding quarter ended December 31, 2009 and by 7.1% over Rs. 714.8 crores in the corresponding quarter ended March 31, 2009. The other major component of other income was foreign exchange & derivatives revenue of Rs. 180.1 crores which increased by 17.9% over Rs. 152.8 crores for the corresponding quarter of the previous year. With an increase in bond yields, the Bank incurred a loss of Rs. 47.3 crores on revaluation / sale of investments for the quarter ended March 31, 2010 as against a profit of Rs. 243.6 crores in the quarter ended March 31, 2009.

Operating expenses for the quarter were Rs. 1,560.5 crores, an increase of 11.8% over Rs. 1,396.2 crores during the corresponding quarter of the previous year. The ratio of operating expenses to net revenues (cost-to-income ratio) was 47.9%. Given the improvement in asset quality, provisions and contingencies were Rs. 439.9 crores for the quarter ended March 31, 2010 as against Rs. 657.4 crores for the corresponding quarter ended March 31, 2009, and against Rs. 447.7 crores for the preceding quarter ended December 31, 2009. For the quarter ended March 31, 2010, the profit before tax at Rs.1,254.5 crores grew by 37.4% over the corresponding quarter of the previous year. After providing Rs. 417.8 crores for taxation, the Bank earned a Net Profit of Rs. 836.6 crores, an increase of 32.6% over the quarter ended March 31, 2009.

Profit & Loss Account: Year ended March 31, 2010

For the year ended March 31, 2010, the Bank earned total income of Rs. 19,980.5 crores. Net revenues (net interest income plus other income) for the year ended March 31, 2010 were Rs. 12,194.2 crores, up by 13.8% over Rs. 10,711.8 crores for the year ended March 31, 2009. The Bank’s net profit for year ended March 31, 2010 was Rs. 2,948.7 crores, up 31.3%, over the year ended March 31, 2009. Consolidated net profit for the Bank increased by 33.6% to Rs. 3,003.7 crores for the year ended March 31, 2010.

Balance Sheet: As of March 31, 2010

The Bank’s total balance sheet size increased by 21.4% from Rs.183,271 crores as of March 31, 2009 to Rs. 222,459 crores as of March 31, 2010. Total gross advances as of March 31, 2010 were Rs. 127,262 crores, an increase of 27.0% over March 31, 2009. Total deposits were at Rs. 167,404 crores, an increase of 17.2% over March 31, 2009. Savings account deposits grew 42.9% over the previous year to reach Rs. 49,877 crores, while current account deposits at Rs. 37,227 crores, registered a growth of 30.9% over the same period. As a result, the core CASA ratio was at 50% of total deposits as at March 31, 2010 as compared to 45% as of March 31, 2009.

Dividend:

The Board of Directors recommended an enhanced dividend of Rs. 12.0 per share for the year ended March 31, 2010, as against Rs. 10.0 per share for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2010 (computed as per Basel II guidelines) stood at 17.4% as against 15.7% as of March 31, 2009 and against the regulatory minimum of 9.0%. Tier-I CAR was 13.3% as of March 31, 2010. During the year the Bank allotted 2.62 crore shares to Housing Development Finance Corporation Limited (HDFC) on their exercising the warrants issued to them in June 2008. As a result, equity share capital increased by Rs. 26.2 crores and reserves (share premium) by Rs. 3,982.8 crores.

NETWORK AND ASSET QUALITY

As of March 31, 2010, the Bank’s distribution network was at 1,725 branches and 4,232 ATMs in 779 cities as against 1,412 branches and 3,295 ATMs in 528 cities as of March 31, 2009. The Bank’s total customer base touched 19 million as of March 31, 2010.

Gross non-performing assets as on March 31, 2010 were at 1.43% of gross advances as against 1.98% as at the end of the previous year. The ratio of net non-performing assets to net advances as of March 31, 2010 was at 0.31%, down from 0.63% as of March 31, 2009. The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA coverage ratio based on specific provisions was at 74.8% as on March 31, 2010 and based on total provisions (specific and general) was over 100%. Total restructured loans were at 0.3% of gross advances of which 0.1% were restructured loans classified as NPAs as on March 31, 2010.

Note:

Rs. = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,”“contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.